Exhibit 1.1

STOCK PURCHASE AGREEMENT

between

Yi Yang

And

Shineco Life Science Group Hong Kong Co., Limited

dated as of

March 20, 2025

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This Stock Purchase Agreement (hereinafter referred to as “this Agreement”) is signed by the following parties on March 20, 2025, in Beijing, China:

1 Parties to the agreement

Seller:

Yi Yang

ID number:32108819880407545X

(hereinafter referred to as the “Seller”).

Purchaser:

Shineco Life Science Group Hong Kong Co., Limited

Business registration number: 73950565

(hereinafter referred to as “the Purchaser”).

Purchaser Affiliate:

Shineco, Inc.

Authorized Representative: Jennifer Zhan

Target company:

1. FuWang (HK) International Company Limited,with its registered office at UNIT 2508A, 25/F BANK OF AMERICA TOWER, 12 HARCOURT ROAD, CENTRAL, HONG KONG (hereinafter referred to as “Hong Kong Company”). The Seller holds 100% of the equity in the Hong Kong company.

2. Jiangsu Fuwang Medical Equipment Co., Ltd. (Unified Social Credit Code: 91321012MAC2K57E2Y) is a limited liability company 95% owned by the Hong Kong company with its registered address at No. 487 Changjiang East Road, Xiannv Town, Jiangdu District, Yangzhou City, Jiangsu Province, China (hereinafter referred to as “Jiangsu Company”).

(The Jiangsu company and the Hong Kong company are hereinafter collectively referred to as the “Target Company” or “Company”).

Guarantor:

Jiangsu Fuwang Medical Equipment Co., Ltd. (Unified Social Credit Code: 91321012MAC2K57E2Y) is a limited liability company 95% owned by the Hong Kong company with its registered address at No. 487 Changjiang East Road, Xiannv Town, Jiangdu District, Yangzhou City, Jiangsu Province, China (hereinafter referred to as the “Guarantor”).

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Under this agreement, the seller and the purchaser are individually referred to as “a party”, collectively referred to as “both parties”, and mutually referred to as “the other party”. The seller, purchaser, target company, and guarantor are collectively referred to as “the parties”.

Whereas:

Jiangsu FuWang Medical Equipment Co., Ltd. is a company specializing in the research, development, and distribution of Class II and III medical devices. Hong Kong FuWang International Company Limited is the holding entity owning 95% equity in Jiangsu Company. The Purchaser intends to acquire the Seller’s equity in Hong Kong Company to indirectly hold equity and control over Jiangsu Company’s business.

The Seller agrees to sell the Target Equity (as defined below) to the Purchaser under the terms herein, and the Purchaser agrees to purchase such equity. After friendly negotiations, the Parties hereby agree as follows:

2 DEFINITIONS AND INTERPRETATION

2.1	In this Agreement and its Annexes, unless the context otherwise indicates, the following terms shall have the following meanings in this Agreement:

Business day	It refers to the Gregorian calendar days (excluding Saturdays and Sundays) when banks operating in China are open for normal business and interbank deposit and payment transactions can be conducted
Reference date	February 28, 2025
RMB	It refers to Renminbi, the legal currency of China
China	It refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macao Special Administrative Region, and Taiwan for the purpose of this agreement
Material Adverse Effect	It refers to any of the following situations, changes, or impacts involving the business or company: (a) such situation, change, or impact has, or there is sufficient evidence indicating that it may have, a serious adverse effect on the company’s existence, business, assets, intellectual property, liabilities (including but not limited to contingent liabilities), operating performance, or financial condition, or results in the loss of the company and/or its assets exceeding ten percent (10%) of its net assets, or results in the company’s net profit for the current year being less than ten percent (10%) of the company’s forecasted total net profit for that year; or (b) such situation, change, or impact has a serious adverse effect on the company’s qualifications, licenses, or ability to operate its current business
Major contracts	It refers to all contracts, agreements, memorandums, letters of intent, or other legal documents that are necessary for the company’s existence, development, finance, or business, or that impose significant restrictions on the company, or the absence of which would have a significant adverse impact on the company’s existence, development, financial condition, or business. Whether such contracts or agreements are entered into in the normal course of business operations, including but not limited to: (i) any contract with a transaction amount exceeding RMB 100,000, (ii) contracts for the transfer, sale, licensing, purchase, or disposal of important property or intellectual property of the company, (iii) exclusive contracts or contracts that restrict the company’s competitive ability, (iv) commercial contracts signed with the company’s top ten partners, engineering or raw material suppliers, sales and engineering contract customers, (v) contracts involving equity sales, equity acquisitions, investments, financing, joint ventures, mergers and acquisitions, reorganizations, voting rights arrangements, profit sharing, or control transfers, (vi) contracts that impose encumbrances on the company’s equity or important property, etc., (vii) contracts or agreements signed with government departments.

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2.2	In this Agreement, unless otherwise specified:

2.2.1	The terms and annexes mentioned refer to the terms and annexes of this agreement;

2.2.2	The headings used in this Agreement are for convenience only and shall not affect the meaning or interpretation of this Agreement in any way;

2.2.3	The term “including” used in this agreement shall be interpreted as “including but not limited to”;

2.2.4	The annexes constitute a part of this agreement and shall have the same legal effect as the main body of this agreement. Any reference to this agreement shall include the annexes.

3	Sale and purchase of target equity

3.1	Subject to the terms and conditions of this Agreement, the Seller shall sell the Target Equity to the Purchaser, and the Purchaser shall acquire such Target Equity. The Purchaser shall be recorded in the shareholder register of the Target Company, the articles of association of the Target Company shall be amended, the change registration procedures for the Target Equity shall be completed, and adjustments to the governance structure of the Target Company shall be finalized (collectively referred to as the “Transaction”).

3.2	For the purposes of this Agreement, “Target Equity” means 75% of the equity in the Hong Kong Company owned by the Seller as of the Closing Date and intended to be sold to the Purchaser under this Agreement.

4	Pre-closing Obligations

4.1	Upon the signing of this agreement, the Seller and the Target Company shall complete the legal transfer of intellectual property rights registered under the name of the affiliated enterprise Jiangsu Xinsanyuan Medical Technology Co., Ltd. to the Target Company. In the event of any dispute arising from the transfer of intellectual property rights, or any loss caused by defects in intellectual property rights, all responsibilities shall be borne by the Seller, who shall also compensate for all losses.

4.2	Upon the signing of this agreement, the seller and the target company shall complete the legal transfer of the fixed assets held in trust by Yuan Chuanhua, Shi Guanghua, and Zhai Fei to the name of the target company, and complete the handling of land use right certificates for office buildings, factories, and other facilities, as well as the completion of the procedures for factory construction application. If any disputes arise from the transfer of fixed assets or the completion of procedures, or if losses are caused due to defects in fixed assets or procedures, all responsibilities shall be borne by the seller, who shall compensate for all losses.

4.3	After the execution of this Agreement, the Seller and the Target Company shall complete the registration procedures for the equity transfer of Jiangsu Fuwang Medical Equipment Co., Ltd. held by Hong Kong Fuwang International Limited, ensuring that such equity is duly transferred to and registered under the name of Hong Kong Fuwang International Limited. The transferred equity shall be free and clear of any encumbrances, defects in title, or potential disputes. Should any dispute arise from the equity transfer, the Seller shall be solely liable for all resulting obligations and shall indemnify all losses incurred.

4.4	Within 10 days after the signing of this agreement, the Seller and the Target Company shall provide counter-guarantee measures issued by Yangzhou Huaxin Medical Technology Co., Ltd. for the Target Company’s debt guarantee.

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4.5	Within 10 days after the signing of this agreement, the seller and the target company shall provide the purchaser with a legally valid equity entrustment contract between the actual shareholder and the nominee shareholder, as well as a “Letter of Consent” from the actual shareholder agreeing to the acquisition.

4.6	Within 10 days after the execution of this Agreement, the Seller shall ensure that the Target Company submits all compliance materials related to the changes required under the Transaction Documents to the competent government authorities (including but not limited to the commerce department, market regulation department, tax authorities, etc.).

All expenses incurred for the above matters shall be borne by the seller.

5	Closing conditions

5.1	The closing is subject to the fulfillment or appropriate waiver of the following prerequisites:

5.1.1	The Seller has obtained approval for the Transaction in accordance with its internal organizational documents, the Target Company’s internal organizational documents, articles of association, and other governing instruments.

5.1.2	The representations, covenants, and warranties made by the Seller under this Agreement remain true, accurate, complete, and not misleading as of the Closing Date.

5.1.3	The Purchaser has obtained approval for the Transaction in accordance with its internal organizational documents, articles of association, and other governing instruments.

5.1.4	No event or circumstance constituting a Material Adverse Effect or rendering the Transaction impossible to consummate has occurred or is reasonably likely to occur prior to the Closing Date.

5.1.5	All closing obligations of the Seller required to be performed under this Agreement and other Transaction Documents prior to the Closing Date have been fully performed without any breach or violation.

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5.2	To the extent of their respective obligations, both Parties shall use all commercially reasonable efforts to achieve or procure the fulfillment of the conditions precedent set forth in Section 5.1 above as soon as reasonably practicable prior to the Closing Date.

5.3	Prior to Closing, the Purchaser reserves the right to waive or partially waive any unfulfilled conditions precedent under Section 5.1. Notwithstanding such waiver, the Seller shall not be relieved of its obligation to continue performing post-Closing obligations or its liability for breach of contractor compensation for losses arising from failure to fulfill such obligations.

5.4	Each party to this Agreement shall, in accordance with applicable laws and regulations, make all reasonable efforts to promptly take, or cause to be taken, all relevant measures that are required, appropriate, or necessary, handle or cause to be handled all such relevant matters, and shall sign and deliver all necessary documents and other materials, so as to enable the terms and conditions stipulated in this Agreement to be executed, and to facilitate the completion and effectiveness of the transactions contemplated by this Agreement.

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6	Closing

6.1	Within 10 days after the execution of this Agreement and the fulfillment or waiver of all Closing Conditions by the Purchaser, the Seller and the Target Company shall: list the Purchaser in the shareholder register of the Target Company; complete the amendment to the Target Company’s articles of association; finalize the change registration procedures for the Target Equity; and obtain a new business license. Such change registration procedures must comply with local legal requirements and shall explicitly reflect the shareholding structure after the equity transfer, the governance structure and other relevant matters specified in the Transaction Documents.

6.2	Within 10 days after the execution of this Agreement and the fulfillment or waiver of all Closing Conditions by the Purchaser, the Seller and the Target Company shall cooperate with the Purchaser to complete adjustments to the governance structure of the Target Company, including but not limited to:

6.2.1	Shareholders’ meeting

The seller and the purchaser of the Hong Kong company shall, in accordance with their respective shareholding ratios, form a shareholders’ meeting in accordance with Hong Kong law and the provisions of this agreement, and draft the company’s articles of association accordingly.

6.2.2	Board of Directors

Hong Kong Company shall establish a new board of directors consisting of three directors. The seller shall appoint two directors, with the chairman position being held by the director appointed by the seller. The purchaser shall appoint one director. Within the aforementioned timeframe, the seller shall complete the change registration procedures.

Jiangsu Company shall establish a new board of directors consisting of three directors. The seller appoints two directors, with the chairman being the director appointed by the seller, and the purchaser appoints one director. During the aforementioned period, the seller completes the change registration procedures.

The seller and the purchaser shall form a board of directors in accordance with Chinese and Hong Kong laws and the provisions of this agreement, and draft the company’s articles of association accordingly.

6.3	Within 10 days after the execution of this Agreement and the fulfillment of all Closing Conditions stipulated herein or their waiver by the Purchaser, the Seller and the Target Company shall cooperate with the Purchaser to allow the Purchaser to appoint a financial officer (Chief Financial Officer, “CFO”) responsible for fully managing the financial accounts of the Target Company. The Seller shall provide full cooperation in this process.

6.4	Although the Purchaser has completed the acquisition by purchasing the shares of the Hong Kong Company held by the Seller, the relevant corporate governance adjustments shall be conducted simultaneously under both the Hong Kong Company and the Jiangsu Company.

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7	Transaction consideration and payment terms

7.1	The total consideration for this transaction is RMB 195.47 million (人民币【19547】万元), of which RMB 63.89 million (人民币【6389】万元) shall be paid in cash; RMB 27.15 million (人民币【2715】万元) shall be settled through the issuance by Shineco, Inc. of 3,400,000 restricted shares of SISI (the “Restricted Shares”) registered in the Transfer Agent (TA) system, pursuant to exemptions from registration under applicable U.S. securities laws, and the parties hereby agree that the value of the Restricted Shares for payment purposes is USD 1.1 per share, the exchange rate is fixed at USD 1 = RMB 7.26, and the number of Restricted Shares (3,400,000 shares) shall be final and binding, irrespective of any subsequent fluctuations in share price or exchange rate; the remaining RMB 104.43 million (人民币【10443】万元) shall be settled through the transfer of 71.42% equity in Dream Partner Limited (梦幻合伙人有限公司), a Hong Kong subsidiary of Shineco, Inc., to the Seller, and based on the valuation report of Dream Partner Limited, the parties mutually acknowledge that the value of the 71.42% equity is RMB 104.43 million.

7.2	Payment Schedule and Conditions: The Purchaser shall make payments as follows: within 20 days after the Closing under Section 6 of this Agreement, the Purchaser shall pay the cash portion of RMB 63.89 million (人民币【6389】万元) to the Seller; within 30 days after the Closing, the Purchaser shall cause Shineco, Inc. to issue and register 3,400,000 restricted shares of SISI in the name of the Seller or its designee in the Transfer Agent (TA) system as payment for the equity consideration; and the transfer of 71.42% equity in Dream Partner Limited (梦幻合伙人有限公司) shall be completed (i.e., the equity transfer registration procedures shall be finalized) within 20 days after the Closing under Section 6 of this Agreement, provided that the Seller is not in breach of any representations, warranties, or covenants under this Agreement.

7.3	Taxes and fees arising from this Transaction shall be borne by the respective Parties in accordance with applicable laws.

8	Transitional Arrangements

8.1	The period from the execution date of this Agreement to the Closing Date (excluding the Closing Date) shall be referred to as the “Transition Period”. If the Closing Date is not the last day of a month, the Transition Period shall extend to the last day of the month closest to the Closing Date. During the Transition Period, except for obligations required to satisfy the Closing Conditions (if any) or activities conducted with the Purchaser’s prior written consent, the Seller shall ensure that:

8.1.1	The Target Company operates in the ordinary course of business consistent with past practices;

8.1.2	All business contracts and operational qualifications of the Target Company are maintained or renewed;

8.1.3	Except for normal wear and tear from daily operations, the Target Company’s assets do not suffer any material or significant impairment in value. The scope of the Target Company’s assets includes:

A.	Assets listed in the “Valuation Advisory Report” issued by Zhongli Asset Appraisal (Beijing) Co., Ltd. (Special General Partnership) as of 31 December 2024;

B.	Intellectual property directly related to the Target Company (including but not limited to patents, software copyrights, trademarks, domain names, etc.);

C.	All valid and unfulfilled business contracts as of the Closing Date that are capable of generating asset inflows for the Target Company;

D.	Any other assets owned by the Target Company as of the Closing Date but not included in the due diligence asset scope.

8.1.4	The Seller shall not, directly or indirectly, transfer, pledge, or create any third-party rights over any Target Equity or Target Company assets, nor shall it facilitate, permit, or assist in any such actions.

8.2	During the Transition Period, any profits or losses attributable to the Target Equity from the Target Company’s assets shall belong to the Purchaser.

8.3	During the Transition Period, both Parties shall cooperate to execute or perform any documents or actions necessary for the full implementation of this Agreement and the completion of the Transaction.

9	After-closing Obligations

9.1	The seller shall not operate any business identical or similar to that of the target company outside the target company’s system in the name of the company (the seller himself/herself), affiliated parties (close relatives), or other holders. If there is any violation, the purchaser shall have the right to require the seller to transfer all the aforementioned assets, dividends or earnings already obtained, and business, etc., to the name of the target company free of charge within 30 days after receiving written notice from the purchaser.

9.2	Within 10 days after the completion of the delivery, the Seller and the Target Company shall complete the transfer of labor relations of the core personnel of the Target Company, namely Hang Cheng, Fan Shuqing, and Zhang Jian, to the Target Company.

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9.3	Within 10 days after the completion of the delivery, the seller and the target company shall complete the payment of social insurance and housing provident fund for full-time employees by the target company, and the target company shall sign a settlement agreement with the employees to the satisfaction of the purchaser, ensuring that the employees will not pursue other compensation and responsibilities, and there will be no disputes or controversies;

9.4	Within 10 days after the completion of the delivery, the seller and the target company shall adjust the terms of the “Employee Piecework Labor Contract” to a labor contract based on the actual employment situation, and the target company shall sign a settlement agreement with the employees that satisfies the purchaser, ensuring that the employees will not pursue other compensation and responsibilities, and there will be no disputes or controversies.

9.5	The seller and the target company shall fully pay the registered capital in accordance with current laws and regulations. If any losses are incurred due to defects caused by failure to fully pay, the seller shall bear all responsibilities and compensate for all losses.

9.6	The seller promises that the annual revenue of the target company in 2025 will not be less than RMB 80 million, with a net profit of not less than RMB 8 million; the annual revenue in 2026 will not be less than RMB 100 million, with a net profit of not less than RMB 10 million; the annual revenue in 2027 will not be less than RMB 125 million, with a net profit of not less than RMB 12.5 million. If the audited net profit of the Target Company in any fiscal year starting from 2026 fails to meet the aforementioned commitment standards, the shortfall amount shall be deducted by the Seller from the transaction consideration of this Transaction in proportion to the Purchaser’s equity share.

10	The seller’s representations, commitments, or warranties

10.1	On the signing date and delivery date of this agreement, the seller makes the following representations, commitments, or warranties to the purchaser:

10.1.1	The seller is a Chinese citizen with full civil capacity, possessing the necessary ability, power, authorization, and qualifications to sign and fulfill this agreement.

10.1.2	The execution and performance of this Agreement by the Seller will not result in any violation of, or conflict with, the constitutional or organizational documents, restrictive documents, agreements, etc. of the Seller and the Target Company.

10.1.3	The seller possesses the legal and beneficial ownership of each target equity and asset of the target company. No security or other encumbrances have been established on any target equity or asset of the target company, ensuring that the target equity and assets of the target company are free from any defects.

10.1.4	The target company operates and pays taxes in accordance with the law and regulations, and there are no existing or potential penalties.

10.1.5	The liabilities of the target company not included in the asset evaluation scope of the “Evaluation Consultation Report” issued by the asset evaluation firm Zhongli Asset Evaluation (Beijing) Co., Ltd. (special general partnership) with December 31, 2024 as the reference date shall be borne by the seller, while the liabilities within the asset evaluation scope shall be borne by the target company.

10.1.6	The seller has disclosed all matters related to the target company to the purchaser, and the disclosed matters are true and complete.

10.2	The Seller guarantees that if it discovers any matter that constitutes or may constitute a breach of or is inconsistent with any representation, commitment, or warranty under Article 10.1 and other provisions of this Agreement, it will immediately disclose such matter in writing to the Purchaser and bear the liability for breach of contract and compensation.

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11	Representations, commitments, or warranties made by the purchaser

11.1	The Purchaser makes the following representations, commitments, or warranties to the Seller on the date of signing this Agreement, the Closing Date, and the date on which the Purchaser pays the transaction consideration specified in this Agreement on time:

11.1.1	The Purchaser is a company legally registered and validly existing under the laws of Hong Kong. The Purchaser possesses the necessary capacity, power, authorization, and qualifications to enter into and perform this Agreement, and upon its formal execution and delivery, this Agreement constitutes the Purchaser’s legal and binding obligations in accordance with its terms;

11.1.2	The signing and performance of this agreement by the purchaser will not result in any violation of the purchaser’s constitutional or organizational documents or conflict with it.

11.1.3	There will be sufficient funds to cover the payment, and the source of the payment from the purchaser shall be legal.

11.2	The Purchaser guarantees that if it discovers any matter that constitutes or may constitute a breach of or is inconsistent with any representation, commitment, or guarantee under Article 11.1, it will immediately disclose such matter in writing to the Seller.

12	The seller’s ongoing representations, commitments, or warranties after the closing

12.1	Notwithstanding any other provisions in this Agreement, if the Purchaser transfers all or part of its equity to one or more other entities ultimately controlled by the Purchaser’s ultimate controller, such transfer shall not require the consent of the Seller and other shareholders, and shall not be subject to any rights of the other shareholders (the Seller shall ensure that the other shareholders agree to such transfer). The transferee shall inherit all rights and obligations of the Purchaser under this Agreement, as if the transferee were the Purchaser.

12.2	The seller and the target company shall, in accordance with relevant laws and regulations, and taking into account the various preferential tax treatments granted by the national and local government departments to companies engaged in their main business, pay taxes in accordance with the law. The company shall make its utmost efforts to obtain the most preferential tax treatment allowed by relevant laws and regulations.

12.3	The Purchaser shall have the right to inspect the business premises of the Target Company and to review the company’s monthly, quarterly, and annual operating records, accounting records, books, financial reports, and archived documents at any time. The Purchaser shall have the right to entrust a third party to conduct a financial audit of the Target Company, and the Seller and the Target Company shall actively cooperate and provide necessary conditions and information to facilitate the Purchaser’s completion of the aforementioned audit investigation.

12.4	Unless otherwise stated in this Agreement, the Seller shall ensure that the Target Company and other shareholders of the Target Company cooperate or fulfill the matters that should be done under this Agreement. These matters shall be written into the company’s articles of association, and both the Seller and the Target Company shall ensure that they are included in the company’s articles of association.

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13	Liability for breach of contract and termination of agreement

13.1	Liability for breach of contract

13.1.1	If a party fails to fulfill its obligations under this Agreement or any Transaction Document, or if any of its representations, commitments, warranties, or disclosures under this Agreement or any Transaction Document are untrue or inaccurate, it shall constitute a breach of this Agreement (such party is referred to as the “Breaching Party”). In such a case, the non-breaching party shall notify the Breaching Party in writing of its breach of this Agreement and shall have the right to demand that the Breaching Party compensate for any and all liabilities, losses (including impairment of value), damages, claims, costs, and expenses (including but not limited to expenses and costs incurred in pursuing claims arising from the breach), interest, awards, judgments, fines, and any claims initiated by either party or otherwise incurred (referred to as “Losses” in this Agreement) sustained by the non-breaching party as a result of the aforementioned actions.

13.1.2	If the defaulting party has clearly indicated (orally, in writing, or through conduct) before the expiration of the performance period that it will not fulfill its main obligations under this agreement, or if the defaulting party’s breach of contract (including those caused by force majeure) has prevented the parties from achieving the basic purpose of this agreement, or if the defaulting party fails to remedy its material breach within 10 days from the date of notification by the non-defaulting party, then the non-defaulting party shall have the right to terminate this agreement.

13.1.3	In the event of a breach of this Agreement or any other transaction document, the defaulting party shall be liable for all losses incurred by the non-defaulting party as a result of such breach. The right of the non-defaulting party to terminate this Agreement early under this Agreement shall be in addition to any other remedies available to it, and such termination shall not relieve the defaulting party of any obligations accrued up to the date of termination of this Agreement, nor shall it exempt the defaulting party from liability for compensation for losses caused to the non-defaulting party by the breach of this Agreement or any other transaction document.

13.1.4	When calculating the Purchaser’s losses, in addition to the losses and costs incurred by the Purchaser itself, such losses shall also include the difference in the actual value of the target company’s equity (assuming no misrepresentation or concealment) due to the seller’s misrepresentation or concealment, as compared to the value stated in the “Appraisal Consultation Report” issued by the asset appraisal firm Zhongli Asset Appraisal (Beijing) Co., Ltd. (special general partnership) with a reference date of December 31, 2024, as well as the resulting impairment of the value of the target company’s equity held by the purchaser. The purchaser shall have the right to directly deduct this amount from the transaction consideration payable to the seller and treat it as a corresponding reduction in the transaction consideration. If this agreement is terminated due to the seller’s reasons, in addition to bearing the liability for breach of contract as agreed in this agreement, the seller shall also pay interest to the purchaser at an annual rate of 10% when refunding the transfer consideration to the purchaser.

13.2	Termination of the Agreement

13.2.1	Except as otherwise provided in this Agreement, this Agreement may be terminated at any time under the following circumstances:

A.	Termination in accordance with the provisions of this agreement;

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B	(i) The purchaser discovers that any of the seller’s promises or guarantees contained in any transaction document are untrue or inaccurate; (ii) The purchaser believes that the seller has failed to comply with any of the commitments, agreements, or obligations it is required to fulfill under any transaction document, and such failure is not rectified within 10 days after the purchaser’s written notice. If the purchaser chooses not to terminate the agreement, it shall not affect the purchaser’s right to claim compensation for the seller’s breach of obligations and responsibilities under this agreement and to receive compensation in accordance with this agreement.

C	If any government department promulgates any laws and regulations, or issues any orders, decrees, or rulings, or takes any other legal actions to restrict, prevent, or otherwise prohibit transactions under this Agreement, or render transactions under this Agreement illegal or impossible to complete, and such orders, decrees, rulings, or other legal actions are final and not subject to reconsideration, litigation, or appeal, then either party to this Agreement may terminate this Agreement upon written notice to the other party;

D	The seller and the purchaser reach a consensus through negotiation and agree to terminate the agreement in writing.

13.2.2	Effectiveness after termination of the agreement

A	If this Agreement is terminated in accordance with its terms, it shall terminate immediately, and no provision of this Agreement shall relieve any party from its liability for breach of contract under this Agreement.

B	If the Purchaser has already paid the transfer consideration, the Seller shall refund the transfer consideration to the Purchaser and pay a fund usage fee at an annualized rate of 10%. If the equity change registration has already been completed, the Seller shall repurchase the equityfrom the Purchaser to effect the return of the equity. Both Parties shall, at that time, submit the required documents to the registration authorities in accordance with their requirements. Any taxes and fees arising from the equity repurchase shall be borne by the breaching Party. If the Parties have already completed the Closing under this Agreement, the Parties shall reverse the Closing after the Seller refunds the transfer consideration (shares) to the Purchaser and fulfills any liability for breach of contract (if applicable).

14	Revision

14.1	Except as otherwise provided in this Agreement, this Agreement may only be amended, supplemented, and modified in writing by both parties.

15	Notice

15.1	Any notice related to this Agreement shall be written in Chinese and delivered by hand, fax, registered mail, or express mail service of a courier company recognized by both parties. The notice shall take effect upon receipt and be deemed to have been received at the following times: (1) if delivered by hand, registered mail, or express mail service, at the time of delivery; or (2) if delivered by fax, at the time of transmission. In any case, if delivered outside working hours, the notice shall be deemed to have been received at the beginning of working hours on the next working day.

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15.2	For the purposes of Article 15.1, the contact information of each party is as follows:

Seller: Yi Yang

Recipient:

Address:

Telephone:

E-mail

Purchaser: Shanggao Life Sciences Group Hong Kong Limited

Recipient: Ren Zheming

Address: Room 1707, Building D, SOHO Modern City, Chaoyang District, Beijing, China

Phone: 152 4260 4216

Email: renzm@shineco.tech

Target Company 1: Hong Kong Fuwang International Co., Ltd

Recipient:

Address:

Telephone:

E-mail

Target Company 2: Jiangsu Fuwang Medical Equipment Co., Ltd

Recipient:

Address:

Telephone:

E-mail

Guarantor: Jiangsu Fuwang Medical Equipment Co., Ltd

Recipient:

Address:

Telephone:

E-mail

15.3	Both parties may change the above address or contact information in good faith from time to time. As long as one party sends a change notice to the other party at the above address or contact information and the other party gives a corresponding response, the changed address or fax number shall replace the above address and contact information.

16	Confidentiality

16.1	This Agreement and the matters involved in this transaction, as well as any and all contacts and negotiations between the parties regarding this Agreement and this transaction, and the existence of this Agreement, are all confidential matters. Except for disclosures to relevant legal and other professional advisors who have confidentiality obligations to the parties, or as required by relevant laws, the relevant rules of any relevant stock exchange, and the requirements of a government agency or other competent authority with jurisdiction over any party to this Agreement, no party shall disclose any such confidential matters to any third party other than the signatories to this Agreement without the prior written consent of the other party.

17	Tax and fee burden

17.1	The taxes, costs, and expenses related to this transaction shall be paid and borne by both parties in accordance with the agreement or their respective applicable laws.

18	Guarantee

18.1	In addition to assuming their respective obligations as agreed in this agreement, the seller and the target company shall jointly be responsible for any obligations that the other party shall assume under this agreement.

18.2	Jiangsu Fuwang Medical Equipment Co., Ltd. shall bear joint and several liability for the payment obligations of the seller and the target company to the purchaser under this agreement (including but not limited to payment of the transfer price, capital occupation fees or interest, compensation, liquidated damages, attorney fees, litigation fees, arbitration fees, appraisal fees, evaluation fees, preservation fees, etc.), with a guarantee period of 5 years.

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19	Severability

19.1	If any term or other provision of this Agreement is deemed invalid, illegal, or unenforceable under any law, regulation, or public policy, all other terms and provisions of this Agreement shall remain in full force and effect, provided that the economic or legal essence of the transactions contemplated by this Agreement is not materially adversely affected in any form for any party. In the event that any term or other provision is deemed invalid, illegal, or unenforceable, the parties to this Agreement shall engage in good faith negotiations to amend this Agreement in an acceptable manner that approximates as closely as possible the original intentions of the parties, in order to maximize the completion of the transactions contemplated by this Agreement as originally planned.

20	Governing law

20.1	This agreement shall be governed by and construed in accordance with the laws of China.

21	Litigation and Arbitration

21.1	Any dispute, controversy, or claim arising from or related to this Agreement, the transactions contemplated under this Agreement, or the interpretation, breach, termination, or validity of this Agreement shall be resolved through consultation between the parties. Such consultation shall commence immediately upon the delivery of a written notice by one party to the other. If the dispute is not resolved within 15 days after the delivery of such written notice, then upon the request of any party to the dispute, the dispute shall be submitted to the Beijing Arbitration Commission for arbitration. The arbitration shall take place in Beijing, China, and the arbitration fees (including but not limited to arbitration institution fees, arbitrator fees, attorney fees, appraisal fees, evaluation fees, preservation fees, etc.) shall be borne by the losing party.

21.2	When any dispute arises or litigation is ongoing, both parties shall continue to perform their respective obligations under this Agreement, except for the matters in dispute, and shall have the right to exercise their respective rights under this Agreement.

22	Language text and agreement entry into force

22.1	This agreement is written in Chinese. If this agreement is translated into English or bilingual (Chinese and English), and there is a conflict between the English and Chinese interpretations, the Chinese interpretation shall prevail.

22.2	This agreement shall come into effect upon the signature (or seal) of the legal representatives or authorized representatives of each party and the affixation of the official seal of that party.

22.2	This agreement is executed in six original copies, with each party holding two copies. The target company retains two copies for procedures such as equity changes, and all copies have the same legal effect.

22.3	In the event of an equity change, when complying with the requirements of the Hong Kong government authorities regarding the articles of association and other documents, all parties shall formulate them in accordance with the spirit established in this agreement. In the event of any inconsistency with this agreement, this agreement shall prevail.

(No text below)

(This page is intentionally left blank and serves as the signature page for the Stock Purchase Agreement)

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This is to certify that each party has signed this agreement by its duly authorized representative on the date stated at the beginning of this agreement.

Seller: Yang Yi (signature)

Purchaser: Shineco Life Science Group Hong Kong Co., Limited (official seal)

Legal representative or authorized representative (signature or seal): __________

Purchaser Affiliate: Shineco, Inc. (official seal)

Authorized Representative: (Signature or Seal)

Target Company 1: Hong Kong Fuwang International Co., Ltd. (official seal)

Legal representative or authorized representative (signature or seal): __________

Target Company 2: Jiangsu Fuwang Medical Equipment Co., Ltd. (official seal)

Legal representative or authorized representative (signature or seal): __________

Guarantor: Jiangsu Fuwang Medical Equipment Co., Ltd. (official seal)

Legal representative or authorized representative (signature or seal):

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